(a)(5)(iii)

Mannatech Commences Cash Tender Offer to Purchase up to $5 Million of Its Common Stock

(Flower Mound, Texas) May 29, 2020 – Mannatech, Incorporated ("Mannatech" or the "Company") (NASDAQ: MTEX), a global health and wellness company committed to transforming lives to make a better world, announces today it has commenced a modified Dutch auction cash tender offer to purchase up to $5 million of its outstanding common stock, par value $0.0001 per share, at a per share price not greater than $17.00 nor less than $15.00 (the "tender offer").

The closing price of Mannatech's common stock on The Nasdaq Global Select Market ("Nasdaq") on May 27, 2020, two trading days prior to the commencement of the tender offer, was $14.31 per share. The tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Thursday, June 25, 2020, unless the offer is extended.

The Company believes that the repurchase of its stock pursuant to the tender offer is consistent with its ongoing goal to maximize shareholder value. The board of directors evaluated the Company's operations, financial condition, capital needs, regulatory requirements, strategy and expectations for the future and believes that the tender offer is a prudent use of the Company's financial resources and determined that a tender offer is an appropriate mechanism to return capital to shareholders that seek liquidity under current market conditions and allowing shareholders who do not participate in the tender offer to share in a higher portion of the Company's future potential.

The tender offer is not contingent upon obtaining any financing; however, the tender offer is subject to certain terms and other conditions, which are described in the Offer to Purchase, dated May 29, 2020, and the related Letter of Transmittal and other materials pertaining to the tender offer that Mannatech has filed with the Securities and Exchange Commission (the “SEC”).

Georgeson Securities Corporation is the dealer manager for the tender offer. Georgeson LLC is serving as the information agent for the tender offer and Computershare Trust Company, N.A. is serving as depositary for the tender offer.

Important Additional Information

This communication is for informational purposes only, is not a recommendation to buy or sell the Company’s common stock, and does not constitute an offer to buy or the solicitation to sell shares of the Company’s common stock. The tender offer is being made only pursuant to the tender offer statement on Schedule TO, including an Offer to Purchase, Letter of Transmittal and related materials that the Company has filed with the SEC.

SHAREHOLDERS AND HOLDERS OF AWARDS GRANTED UNDER THE COMPANY’S EQUITY INCENTIVE PLANS ARE URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS AND AWARD HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Shareholders can obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal, and other related documents that the Company has filed or will file with the SEC at the SEC’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting the Company at ir@mannatech.com or 1410 Lakeside Pkwy, Ste 200, Flower Mound, TX 75028, Attn: Investor Relations, or Georgeson LLC, the information agent for the tender offer, at (888) 605-8334.

Other Disclosures

None of the Company, its directors, the dealer manager, the information agent or the depositary for the tender offer is making any recommendation to shareholders as to whether to tender their shares or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the cash price within the stated range at which they will offer their shares for purchase by the Company. In doing so, shareholders and holders of awards granted under the Company's equity plans should carefully read the tender offer statement, offer to purchase, letter of transmittal and related materials, because they contain important information regarding the various terms of, and conditions to, the tender offer.

About Mannatech
Mannatech, Incorporated is committed to transforming lives through the development of high quality integrated health, weight management, fitness and skin care products distributed through its global network of independent associates and members. The company has been operating for more than 25 years with operations in 25 markets^. For more information, visit Mannatech.com.

^ Mannatech operates in China under a cross-border e-commerce platform that is separate from its network marketing model.

Please Note: This release contains “forward-looking statements.” These forward-looking statements generally can be identified by use of phrases or terminology such as “may,” “will,” “should,” "hope," “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “approximates,” “predicts,” “projects,” “potential,” and “continues” or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech’s objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the SEC and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech’s ability to complete the anticipated tender offer in a timely manner or at all, the price at which shares of Mannatech's common stock may trade on Nasdaq, which may be higher or lower than the purchase price in the anticipated tender offer, uncertainty as to the number of shares purchased in the tender offer, the outbreak of the novel coronavirus ("COVID-19") pandemic, Mannatech's inability to attract and retain associates and preferred customers, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the SEC, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Contact

Mannatech, Incorporated
Donna Giordano, 972-471-7849
Manager, Executive Office Administration
ir@mannatech.com
www.mannatech.com